14041915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 24 2014
WASH. D.C.
201

SEC FILE NUMBER
8-48629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUATTRO M SECURITIES, INC.

OFFICIAL USE ONLY
39289
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 White Birch Road
(No. and Street)

Pound Ridge (City) NY (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE L. MAURO 914-764-4365
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

501 Fifth Avenue, 15th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 11/25/14

DD 12/1/14

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quattro M Securities, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President/CEO

Title

Notary Public

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009962
Qualified in Westchester County
Commission Expires March 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal Control Report
- X (p) Rule 418.15 Statement
- X (q) Broker Dealer's representations to auditor.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

For The Fiscal Year Ended September 30, 2014

SIDNEY W. AZRILIANT, CPA, P.C.
Certified Public Accountants

501 Fifth Avenue - 15th Floor - New York, NY 10017
Telephone: 212-869-8223

To the Board of Directors

Quattro M Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Quattro M Securities, Inc. as of September 30, 2014, and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and the fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes assessing the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

November 18, 2014

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As at September 30, 2014

ASSETS

Current Assets		
Cash in bank	$ 70,509	
Deposit with Clearing Organization	100,000	
Commissions Receivable - Clearing Corp.	257,097	$427,606
Other Assets		
Other Receivables		63,772
Due from Adler Coleman, bankrupt		75,591
		139,363
TOTAL ASSETS		**$566,969**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses and accounts payable		$103,854
Total Liabilities		$103,854
Stockholders' Equity		
Capital Stock Issued:		
200 shares authorized - NPV		
100 shares issued & outstanding	$ 500	
Paid In Surplus:	65,000	
Retained earnings:	397,615	
Total Stockholders' Equity		**$ 463,115**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 566,969**

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT B.

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Fiscal Year ended September 30, 2014

Income	
Commissions and floor brokerage	$ 5,545,378
Interest earned on firm deposit and clearance accounts and other revenue	4
Total Income	**$ 5,545,382**
Operating Expenses	
Officer compensation	315,000
Employees' compensation and benefits	2,153,415
Selling, general and admin expenses	2,506,358
Regulatory fees and expenses	504,250
Commissions paid	74,533
Total Operating Expense	**$ 5,553,556**
Net (Loss) for Year	**($ 8,174)**
Retained Earnings - October 1, 2013	405,789
Retained Earnings - September 30, 2014	**$ 397,615**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Fiscal Year ended September 30, 2014

Balance - Beginning of Year	**$471,289**
Net (Loss) per Exhibit B	(8,174)
Balance - End of Year	**$463,115**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Fiscal Year ended September 30, 2014

Balance - Beginning of Year	$ -0-
Qualified debt paid during year	-0-
Balance - End of Year	$ -0-

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Fiscal Year ended September 30, 2014

Cash Flows from Operating Activities	
Net (Loss) per Exhibit B:	($ 8,174)
Changes in Assets & Liabilities:	
Decrease in commissions receivable	34,106
Decrease in other assets	(129
Increase in accrued expenses and accounts payable	41,823
Net Cash - Operating Activities:	$ 67,884
Net Changes in Cash Equivalents:	$ 67,884
Cash Balance - Beginning of Year:	$ 2,625
Cash Balance - Ending of Year:	$ 70,509

Supplemental disclosure of cash flow information:
Cash paid during year for:

Interest	$ -0-
Corporation income & franchise taxes	$5,119

The accompanying notes to financial statements are an integral part of this report.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

Note 1 - Date of Incorporation - The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 2 White Birch Road, Pound Ridge, NY 10576. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through ConvergeX Group, on a fully disclosed basis.

Note 2 - Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 2 White Birch Road, Pound Ridge, New York 10576.

Note 3 - Insurance -- The Corporation maintains a renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 4 - Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2014 the Corporation had net capital of $323,752.

Note 5 - Other Assets - The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy and other non current receivables, of $139,363. No allowance for bad debts is made on this receivable, which is excluded from net capital.

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As at September 30, 2014

Computation of Net Capital

Total Stockholders' Equity - Exhibit A	$ 463,115
Subordinated debt	-0-
	463,115
Less: Non-allowable assets	139,363
Net Capital	**$ 323,752**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Requirement	$ 6,924
Excess Net Capital	$ 316,828
Percentage of Aggregate Indebtedness to Net Capital	32.08%

No material difference exists between our Audit Report for the fiscal year ending September 30, 2014 and the Focus Report X-17A-5 as of September 30, 2014.

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.

SCHEDULE 2.

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at September 30, 2014

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions were cleared through ConvergEx Group on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

SIDNEY W. AZRILIANT, CPA, P.C.
501 FIFTH AVENUE, 15TH FLOOR
NEW YORK, N.Y. 10017
TEL: (212) 869-8223
FAX: (212) 840-2540

November 18, 2014

Board of Directors
Quattro M Securities, Inc.
2 White Birch Road
Pound Ridge, NY 10576-2324

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of General Assessment and Payments (Form SIPC-6) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2014, which we agreed to by Quattro M Securities, Inc. Co, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC and solely to assist you and the other specified parties in evaluating Quattro M. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC-6). Quattro M. Securities, Inc.'s management is responsible for the Quattro M Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-6 for the year ended September 30, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, PC

Sidney W. Azriliant

SWA:la

Eliminate cents

.evenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 5391710.

. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 185868.

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 185868.

2d. SIPC Net Operating Revenues $ 5205842.

2e. General Assessment @ .0025 $ 13015.

(to page 1, line 2.A.)

AND GENERAL ASSESSMENT

#1

Amounts for the fiscal period
beginning 1/1/2014
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2715328
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36743
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2678585
2e. General Assessment @ .0025	$ 6696 (to page 1, line 2.A.)

048629 FINRA DEC
QUATTRO M SECURITIES INC 12*12
2 WHITE BIRCH RD
POUND RIDGE NY 10576-2324

Note: If any of the information ... mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) 6123.-

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable

2. Assessment balance due 6123.-

B. Interest ... for late payment (see instruction E) for ... days at 20% per annum

C. Total assessment and interest due

PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above)

... included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M SECURITIES, INC.

25 ... JULY

SIGN & DATE

X

PRESIDENT

... 30 days after the end of the first six months of the fiscal year. Retain ... less than 6 years, the latest 2 years in an easily accessible place.

Dates: ... Received ... Reviewed ... Calculations ... Documentation ... Exceptions ... Disposition of exceptions ... Forward Copy

SIPIC 6

SIDNEY W. AZRILIANT, CPA, P.C.

Certified Public Accountants

501 Fifth Avenue - 15th Floor - New York, NY 10017

Telephone: 212-869-8223

To the Board of Directors
Quattro M Securities, Inc.

In planning and performing our audit of the financial statements of Quattro M Securities, Inc. as of September 30, 2014, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quattro M Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 18, 2014 SIDNEY W. AZRILIANT, CPA,P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

QUATTRO M SECURITIES, INC.
2 White Birch Road
Pound Ridge, NY 10576

November 18, 2014

To All Members and Allied Members of Quattro M. Securities Inc.

Re: Rule 418.15 Statement

Please be advised that our Corporation has filed the annual financial statements at September 30, 2014 and operational reports with FINRA and the SEC. We attest that such financial statements and operational reports have been or will be made available to all members of the organization.

Very truly yours,

By: [signature]
Eugene M. Mauro

By: [signature]
Kathleen Ash Lange, CPA

QUATTRO M SECURITIES, INC.
2 White Birch Road
Pound Ridge, NY 10576

November 18, 2014

Sidney W. Azriliant, CPA, P.C.
501 Fifth Avenue, 15th Floor
New York, NY 10017

We are providing this letter in connection with your audit of the balance sheet of Quattro M Securities Inc. as of September 30, 2014 and the related statements of income, retained earnings and cash flows for the period then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, the results of operations, and cash flows of Quattro M Securities Inc. in conformity with U.S. generally accepted accounting principles. We confirm that we are also responsible for fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We conform to the best of our knowledge and belief, as of November 18, 2014 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all financial records and related data and minutes of the meetings of the Board of Directors.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There have been no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the company involving:

   a. Management.
   b. Employees who have significant roles in internal control.
   c. Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, regulators, or others.

8. The company has no plans or intentions that may materially affect the carrying value of classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable, including sales, purchases, transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.

10. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial accounting standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the financial statements.

Signed: X [signature]

Title: President